Exhibit 99.1

Canadian Solar Completes the Sale of Two Solar Power Plants in China to Shenzhen Energy

GUELPH, Ontario, April 12, 2017 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its wholly-owned subsidiary, CSI New Energy Holding Co., Ltd. has completed the sale of two solar power plants in China, totalling approximately 69.5 MWp to Shenzhen Energy Nanjing Holding Co., Ltd., a subsidiary of Shenzhen Energy Group Co., Ltd., for approximately RMB687.1 million (US$99.8 million).  The transaction was closed in March 2017 and the Company expects to recognize revenue from the sale of the plants when all revenue recognition criteria have been met.

“We are pleased to have closed the sale of two additional solar power plants in China to Shenzhen Energy,” commented Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, “We are well on track to monetize our operating solar power plants in China and other countries. Shenzhen Energy is an important strategic partner of Canadian Solar and we look forward to further expanding our strong partnership with them for more opportunities in the future.”

About Shenzhen Energy Nanjing Holding Co., Ltd.

Shenzhen Energy Nanjing Holding Co., Ltd. invests, constructs, and operates new energy and conventional energy projects.  It operates as a subsidiary of Shenzhen Energy Group Co., Ltd., a listed and state-owned company in China.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 19 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future results, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; cancelation of utility-scale feed-in-tariff contracts in Japan; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.